UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR INC. 401(k) PLAN

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie

75008 Paris, France

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SANOFI PASTEUR INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Pension, Administrative, and Investment Committees

Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur Inc. 401(k) Plan (hereinafter the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2011 and 2010, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
FISCHER CUNNANE & ASSOCIATES LTD
Certified Public Accountants
West Chester, Pennsylvania
June 26, 2012

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
Assets
Investments at fair value:
Allocated share of sanofi-aventis U.S. Savings Master Trust net assets, at fair value	$421,282,362	$396,081,050

Receivables:
Contributions receivable — employer	1,274,925	846,436
Notes receivable from participants	9,767,686	8,783,959
	11,042,611	9,630,395

Total Assets	432,324,973	405,711,445

Liabilities
Accrued administrative expenses	59,836	1,418

Total Liabilities	59,836	1,418

Net assets available for benefits, at fair value	432,265,137	405,710,027

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(982,892)	(486,501)
Net assets available for benefits	$431,282,245	$405,223,526

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2011	2010
Additions to net assets attributed to:
Contributions:
Employee	$24,686,702	$25,639,997
Employer	22,614,784	20,726,715
Investment Income:
Net investment income (loss) from Master Trust	(6,930,150)	59,447,011
Interest and dividends	—	1,442,419
Net depreciation in fair value of investments	—	(18,351,272)
Transfer from other plans	2,795,819	8,872,946
Interest on notes receivable from participants	542,859	499,731
Total additions	43,710,014	98,277,547

Deductions from net assets attributed to:
Distributions	17,449,408	25,602,130
Fees and administrative expense	201,887	77,085
Total deductions	17,651,295	25,679,215

Increase in net assets available for benefits	26,058,719	72,598,332

Net assets available for benefits at beginning of year	405,223,526	332,625,194

Net assets available for benefits at end of year	$431,282,245	$405,223,526

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — Plan Description

The following description of Sanofi Pasteur Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan under which all full-time employees of Sanofi Pasteur Inc. (the “Company”) who meet certain requirements are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust - Effective July 1, 2010, sanofi-aventis U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Retirement Services, Inc. entered into an amended and restated Master Trust Agreement creating the sanofi-aventis U.S. Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment purposes and administrative purposes only, on a commingled basis with the assets of the other plans of the employers within the parent company.  The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investments contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

Trustee and Recordkeeper — The T. Rowe Price Trust Company is the Plan’s trustee (the “Trustee”).  The Trustee is party to the Master Trust Agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan operations.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 7).

Plan Administration — The sanofi-aventis U.S. Administrative Committee, as appointed by the sanofi-aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has chartered an Investment Committee which is responsible for the administration of the Master Trust Agreement and management of the Plan assets.

Eligibility — Employees of the Company that have attained 18 years of age are eligible to participate in the Plan on the next entry date following his or her date of hire.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — Plan Description - continued

Automatic Enrollment — New participants will be automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation.  Unless otherwise directed by the participant, contributions will be invested in the Plan’s qualified default investment alternative relevant to the participant’s age and expected retirement date.  Participants can opt out of the Plan at any time.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Employee Contributions — Eligible participants may make salary deferral contributions of an amount ranging from 1% to 30% of the participant’s pre-tax eligible compensation, through payroll deductions, to the Plan limited to the annual IRS maximum ($16,500 for 2011 and 2010).  Participants 50 years of age and over may also make catch-up contributions up to the IRS annual limit of $5,500 for 2011 and 2010.  Participants may also make voluntary non-deductible after-tax employee contributions up to 10% of their eligible compensation for such Plan year.  The employer does not make matching contributions on these after-tax contributions.

The Plan provides that participants may make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans.

Employer Matching Contributions — The Company shall make a matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participants with 7 years or more of service for each dollar contributed by the participant up to the first 6% of eligible compensation.  Employer matching contributions are made on a payroll period basis.  Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

Investment Options - Upon enrollment in the Plan a participant may direct their contributions in 1% increments to any of the available investment options under the Plan. Participants may elect to change their investment options at any time.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — Plan Description - continued

Vesting - For Plan years beginning on or after January 1, 2006, the term vesting percentage means the participant’s non-forfeitable interest in employer contributions credited to the participant’s account that are not designated as 401(k) contributions, plus earnings thereon.

If a participant is employed on or after January 1, 2006 and the participant’s severance date occurs before age 65 for any reason other than total disability or death, and is on or after January 1, 2006, then the participant’s vested interest in employer contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 3	0%
After 3 or more years	100%

If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, the participant’s vested interest in employer contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan.  At December 31, 2011 and 2010, forfeited nonvested accounts totaled $93,887 and $289,405, respectively.  During 2011 forfeitures of $2,678 were used to offset 2011 employer contributions to the Plan.  Additionally, in June 2012 forfeitures of $137,555 were used to offset additional employer matching contributions relating to 2011.  During 2010, forfeitures of $953,947 were used to offset 2010 employer contributions to the Plan and in 2011 forfeitures of $399,173 were used to offset employer matching contributions relating to 2010.

Distributions — Under the Plan participants are entitled to a lump sum benefit payment equal to the value of the participant’s vested interest in their account balance which shall begin no later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — Plan Description - continued

(a)          The date on which the participant attains his or her normal retirement age or

(b)         The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan or

(c)          The date on which the participant terminates service (including termination, death or disability) with the employer.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through payroll deductions.  Outstanding loan balances of delinquent loans considered to be in default are treated as distributions to the participant based upon the terms of the Plan document.

Administrative Expenses — Administrative expenses associated with the administration of the Plan and Master Trust are paid by the Plan unless otherwise paid by the Company.  Fees, taxes, and commissions associated with the purchase and sale of securities are paid out of the funds from which the expense arose.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

Benefit Payments - Benefits paid to participants are recorded when paid.

Reclassifications — Certain reclassifications have been made to the prior period’s financial statements in order to conform to current year’s presentation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 2 — Summary of Significant Accounting Policies - continued

Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred.  A provision for doubtful accounts has not been recorded as of December 31, 2011 or 2010.  If a participant fails to make the required loan repayments, and Plan provisions consider the loan to be a distribution, then the unpaid loan balance is paid off and a benefit payment is recorded on behalf of the participant.

Investment Valuation — The Plan’s investments are stated at fair value (see Note 4).  The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

Prior to July 1, 2010, the Plan’s investments in mutual funds and common and commingled trusts are stated at fair value.  Quoted market prices are used to value mutual fund investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Common and commingled trusts are valued at the net asset value of shares held by the Plan at year-end for the underlying securities.

New Accounting Pronouncements - In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06).  ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 was effective for reporting periods beginning after December 15, 2009.  The adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 2 — Summary of Significant Accounting Policies - continued

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments. ASU 2010-25 was effective for fiscal years ending after December 15, 2010 and was required to be applied retrospectively.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). The Plan is currently evaluating the impact this standard will have on the financial statements for fiscal years beginning after December 15, 2011.  The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (“IFRSs”), by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements.  The amendments include those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

NOTE 3 — Investments

During 2010, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(18,351,272).

Interest and dividend income from mutual funds for the year ended December 31, 2010 was $1,442,419.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 3 — Investments — continued

Prior to June 1 of 2010, the Plan was invested in the SEI Stable Value Fund (the “Fund”).  The Fund invests in underlying assets such as fixed income securities and bond funds, and enters into benefit responsive investment contracts such as guaranteed investment contracts, separate account contracts, and wrap contracts issued by third parties.  The Fund seeks to minimize exposure to credit risk by diversification of the wrap contracts across an approved group of issuers.  Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  For purposes of the benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value.  This investment contract provides for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

Wrap contracts accrue interest using a formula called the “crediting rate”.  The crediting rate is the discount rate that equates estimated future market value with a portfolio’s current contract value.  Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.  The crediting rate may be affected by many factors, including purchase and redemptions by unit-holders.  The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions.  Generally, the market value of underlying assets will tend to be higher than book value after interest rates have fallen due to higher bond prices.  Conversely, the market value of underlying assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

Certain separate account contracts in the SEI Stable Value Fund permit the Trust or the issuer to elect to terminate the contract, with the Trust having the right to elect to receive either market value or book value payable at the end of the quarter five years after the effective date of the termination. In addition, if the Trust defaults on its obligations under the separate account agreement, the issuer may terminate the agreement and the Trust will receive market value.

The average crediting rate for the SEI Stable Value Fund was .89% and the average yield was 1.63% for 2010.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust

At December 31, 2011 and 2010, the Master Trust comprises the investment assets of the Plan, sanofi-aventis Puerto Rico Savings Plan and sanofi-aventis U.S. Savings Plan. Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

In July 2010, all investments held within the Plan were placed into the Master Trust as part of the consolidation of assets with the sanofi-aventis U.S. Savings Plan and sanofi-aventis Puerto Rico Savings Plan, and the amendment and restatement of the Master Trust Agreement.

At December 31, 2011 and 2010 the Plan’s interest in the Master Trust was approximately 15.3% and 13.8%, respectively.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2011 and 2010:

	December 31
	2011	2010
Investments
Common and commingled trusts
Retirement date trusts (a)	$1,705,744,651	$1,854,522,917
U.S. and International equities	187,051,810	159,878,828
Separate accounts
U.S. and International equities	110,485,079	137,599,143
Company stock	78,705,563	71,474,580
Mutual fund:
Fixed income securities	159,312,780	168,349,734
U.S. and International equities	61,364,917	64,626,402
Money market	722,574	2,117,596
Stable value fund:(b)
Short-term investment fund(c)	44,429,519	33,203,702
Synthetic investment contracts	368,296,867	351,350,386
Guaranteed investment contracts	36,372,475	27,670,752
Total investments	$2,752,486,235	$2,870,794,040

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,435,293)	(14,415,410)
	$2,734,050,942	$2,856,378,630

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust - continued

(a)          This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

(b)         This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value which is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)          This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

The Master Trust’s investment income for the year ended December 31, 2011 and 2010 is presented in the following table.  Net appreciation (depreciation) consists of both realized gain (loss) on investments bought and sold, as well as, the changes in unrealized gains (losses) on the investments held during the year by the Master Trust.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust - continued

	2011	2010
Net appreciation (depreciation) in fair value of investments
Company Stock	$9,666,587	$(13,471,484)
Mutual funds	(4,906,189)	62,157,350
Common and commingled trusts	(33,867,435)	279,165,022
Separate accounts	(19,995,328)	21,895,800
Net appreciation (depreciation)	(49,102,365)	349,746,688
Dividend income	9,304,576	14,757,301
Interest income	13,715,213	14,785,954
Total investment income (loss)	$(26,082,576)	$379,289,943

Investment Valuation and Income Recognition - Master Trust investments are stated at fair value. Investments in mutual funds are valued at the published net asset value of shares held at year end. Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments. Common stock is valued at the last closing price at end of the year. Short term securities are valued at amortized cost which includes cost plus accrued interest, which approximates fair value. Traditional GICs are stated at fair value based on a discounted cash flow method. The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.

Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Guaranteed Investment Contracts - The Master Trust entered into benefit-responsive investment contracts in the Stable Value Fund which invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (investment advisor). Contract values represent contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and are comprised of traditional guaranteed investment contracts and synthetic contracts (“GICs”). These investments contracts are recorded at fair value; however since these contracts are fully-benefit responsive an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust - continued

The fair value of traditional GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows. The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrap rebid value is $335,050 and $650,070 at December 31, 2011 and 2010, respectively

The issuers of the synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. The synthetic GIC’s do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average crediting rate for the investment contracts was 3.46% and 4.18% and the average yield was 3.30% and 3.58% during 2011 and 2010, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 5.3% and 3.4% at December 31, 2011 and 2010, respectively.

Fair Value Measurements - The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust - continued

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011. All of the Plan’s assets are invested in the Master Trust.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end, which are based on quoted market prices. They are classified within level 1 of the valuation hierarchy.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer.  The traditional GICs are classified within level 3 of the valuation hierarchy.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust - continued

Synthetic Guaranteed Investment Contracts - The fair value of the synthetic guaranteed investment contracts is based on the underlying investments.  As of December 31, 2011, the investments underlying the synthetic guaranteed investment contracts were approximately 38% corporate securities, 35% asset backed securities, 12% agency debt securities, and 14% in US treasury securities, 1% in other securities, which are publicly traded.  As of December 31, 2010, the investments underlying the synthetic guaranteed investment contracts were approximately 42% corporate securities, 32% asset backed securities, 10% agency debt securities, 12% in US treasury securities and 4% in other investments, which are publicly traded.  The value of the wrapper contracts is determined using rebid rates from the wrapper provider, and is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  The synthetic GICs are classified within Level 2 of the valuation hierarchy.

Company Stock and Other Common Stocks - Valued at the publicly traded price of equity securities held in all of the Master Trust’s separate accounts.  Company stock and other common stocks are classified within Level 1 of the valuation hierarchy.

Common and commingled trust funds: These investments are public investment vehicles consisting of target date funds and equity index funds. These funds permit daily redemptions of units and are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Short-term investments: Short-term investments include corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and Other.  The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 - Master Trust - continued

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2011 and 2010:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Common and commingled trusts:
Retirement date trusts	$—	$1,705,744,651	$—	$1,705,744,651
U.S. equities	—	157,052,391	—	157,052,391
International equities	—	29,999,419		29,999,419
Separately managed accounts:
International common stock	82,953,259	—	—	82,953,259
Small Cap common stocks	7,901,899	—		7,901,899
Mid Cap common stocks	19,629,921	—		19,629,921
Company stock	78,705,563	—	—	78,705,563
Mutual funds:
Fixed income funds	159,312,780	—	—	159,312,780
U.S. and International fund tradelink	61,364,917	—	—	61,364,917
Money market	722,574	—	—	722,574
Stable value fund:
Short-term investment fund	—	44,429,519	—	44,429,519
Synthetic guaranteed investment contracts	—	368,296,867	—	368,296,867
Guaranteed investment contracts	—	—	36,372,475	36,372,475
Total assets at fair value	$410,590,913	$2,305,522,847	$36,372,475	$2,752,486,235

	December 31, 2010*
	Level 1	Level 2	Level 3	Total
Common and commingled trusts:
Retirement date trusts	$—	$1,854,522,917	$—	$1,854,522,917
U.S. equities	—	130,104,096	—	130,104,096
International equities	—	29,774,733	—	29,774,733
Separate accounts:
International common stocks	110,820,279	—	—	110,820,279
Small Cap common stocks	19,674,432	—	—	19,674,432
Mid Cap common stocks	7,104,431	—	—	7,104,431
Company stock	71,474,580	—	—	71,474,580
Mutual funds:
Fixed income securities	168,349,734	—	—	168,349,734
U.S. and international equities	64,626,402	—	—	64,626,402
Money market	2,117,596	—	—	2,117,596
Stable value fund:
Short-term investment fund	—	33,203,702	—	33,203,702
Synthetic guaranteed investment contracts	—	351,350,386	—	351,350,386
Guaranteed investment contracts	—	—	27,670,752	27,670,752
Total assets at fair value	$444,167,454	$2,398,955,834	$27,670,752	$2,870,794,040

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 4 - Master Trust — continued

*                 Certain amounts in the 2010 schedule have been revised to provide further disaggregation of the nature and risk of the investments and to adjust the leveling of the investments in the separately managed accounts.

The table below sets forth a summary of changes in the fair value of the Master Trust level 3 assets for the years ended:

	December 31
	2011	2010
Balance at beginning of year	$27,670,752	$13,706,592
Unrealized gain relating to instruments still held at the reporting date	179,082	458,746
Purchases, sales, issuances and settlements:
Purchases and issuances	18,500,000
Settlements	(9,977,359)
Total Purchases, sales, issuances and settlements (net)	8,522,641	13,505,414
Balance at end of year	$36,372,475	$27,670,752

Amount of gains or losses for the year attributed to the change in unrealized gains (losses) relating to assets and liabilities still held at year end	$179,082	$458,746

NOTE 5 - Income Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 6 - Reconciliation of Financial Statements to Form 5500

GIC’s and synthetic GIC’s are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$431,282,245	$405,223,526
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	982,892	486,501
Net assets available for benefits per Form 5500	$432,265,137	$405,710,027

The following is a reconciliation of income per the financial statements to Form 5500 for the year ended December 31, 2011:

2011
Total additions per the financial statements	$43,710,014
Transfer from other plans per the financial statements	(2,795,819)
Change of adjustment from fair value to contract value for fully benefit responsive investment contracts	496,391
Total income per Form 5500	$41,410,586

NOTE 7 — Related Party Transactions

Certain Master Trust investments are managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

Through the Master Trust, the Plan also invests in shares of the parent company, sanofi-aventis; therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules.

Prior to July 1, 2010, Fidelity Management Trust Company was the trustee, as defined by the Plan, and certain Plan investments were shares of mutual funds managed by Fidelity Investments and, therefore, those transactions qualified as party-in-interest transactions.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 8 - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows.  The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 10 — Plan Merger

Effective June 1, 2011, the VaxDesign 401k Plan was merged into the Plan.  The assets merged into the Plan are reflected on the statement of changes in net assets available for benefits as transfer from other plans.

Effective July 1, 2010, the Acambis Inc. 401k Plan was merged into the Plan.  The assets merged into the Plan are reflected on the statement of changes in net assets available for benefits as transfer from other plans.

NOTE 11 — Subsequent Event

Effective April 1, 2012, the Plan and the Genzyme Corporate 401(k) Plan were merged into sanofi-aventis U.S. Savings Plan and was renamed the Sanofi U.S. Group Savings Plan.  Certain benefit provisions within the Plan document, including the company match and vesting provisions, were amended and restated.

Plan management has evaluated all subsequent events through June 26, 2012, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SANOFI PASTEUR INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

PLAN EIN:  98-0033013

PLAN NO:   002

		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE
	BORROWER, LESSOR OR	RATE OF INTEREST, COLLATERAL,	COST	CURRENT
(a)	SIMILAR PARTY (b)	PAR OR MATURITY VALUE (c)	(d)	VALUE (e)

*	sanofi-aventis U.S. Savings Master Trust	Various investments	**	$421,282,362

*	Participant loans	Interest rates from 4.25% to 10.25%	-0-	9,767,686

*         Party-in-interest

**       Cost data omitted for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi Pasteur Inc. 401(K) Plan

By:	/s/ Richard M. Johnson
Richard M. Johnson, for the Retirement Plan Administrative Committee, Plan Administrator

Date: June 26, 2012

Exhibit